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Filed by Georgia-Pacific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Fort James Corporation
Commission File No. 333-44112

                                                        Release No. C-1639
                                                        Nov. 24, 2000

                   GEORGIA-PACIFIC COMPLETES EXCHANGE OFFER
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          FOR FORT JAMES, REACHES 96.6 PERCENT OF SHARES OUTSTANDING
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ATLANTA - Georgia-Pacific Corp. (NYSE: GP) today announced that it has completed its exchange offer for all outstanding shares of Fort James Corp. (NYSE: FJ).

As scheduled, the exchange offer expired at 6 p.m. Wednesday, Nov. 22, 2000. The exchange agent for the offer has advised Georgia-Pacific that 182,938,391.4 shares of Fort James common stock were tendered and not withdrawn. In addition, 14,921,756 shares were guaranteed for delivery. Combined, this represents approximately 96.6 percent of the total number of Fort James shares outstanding.

Georgia-Pacific expects to complete the acquisition of the remaining Fort James shares through a short-form merger under Virginia law early next week. Following the merger, Georgia-Pacific will be the world's largest tissue maker.

Payment for shares purchased in the exchange offer will commence Tuesday, Nov.
28. Shareholders who did not tender their shares will be notified of steps to be taken for tendering their shares and receiving payment.

Headquartered at Atlanta, Georgia-Pacific (www.gp.com) is one of the world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle, Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. With 1999 sales of $17.8 billion, the company employs approximately 55,000 people at more than 500 locations in North America.

Fort James (www.fortjames.com) is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cotton pads, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft, Delica and Demak'Up in Europe. With 1999 sales of $6.8 billion, the company has approximately 50 manufacturing facilities principally located in the U.S., Canada and Europe.

Media Contacts:     Ken Haldin / Georgia-Pacific
                    (404) 652-6098
                    Mark Lindley / Fort James
                    (847) 317-5280

Analyst Contacts:   Richard Good / Georgia-Pacific
                    (404) 652-4720
                    Celeste Gunter / Fort James
                    (804) 662-8307